UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                             FORM 12B - 25

                      NOTIFICATION OF LATE FILING

                             (CHECK ONE):


<square> Form 10-K <square> Form 20-F <square> Form 11-K
                            <checked-box> Form 10-QSB <square> Form N-SAR

           For Period Ended: June 30, 1998
                             -------------
           <square> Transition Report on Form 10-K
           <square> Transition Report on Form 20-F
           <square> Transition Report on Form 11-K
           <square> Transition Report on Form 10-Q
           <square> Transition Report on Form N-SAR
           For the Transition Period Ended: __________________________


If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


INNOVACOM, INC.
Full Name of Registrant

Former Name if Applicable

3400 GARRETT DRIVE
Address of Principal Executive Office (STREET AND NUMBER)

SANTA CLARA, CA 95054

City, State and Zip Code

PART II -- RULES 12B - 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b) [paragraph 23, 047], the following should be completed. (Check box if appropriate.)

<square>(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

<checked-box> (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

<square>(c)The accountant's statement or other exhibit required by Rule 12b -
           25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, transition report or a portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company has recently undergone personnel changes. Therefore, the Company has a limited number of staff and needs more time to complete the drafting and review of the Form 10-QSB.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

Stanton Creasey                                          (408) 727-2447
(Name)                                 (Area Code and Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     <square> Yes          <checked-box> No

     Form 10-QSB for the quarter ended March 31, 1998

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     <checked-box> Yes     <square> No

           In the six months ended June 30, 1998, the Company recorded a net loss of approximately $15,000,000. The loss for the corresponding period in 1997 was approximately $4,500,000. In both periods, the Company was in the development stage and revenue was not significant. During the second quarter of 1998, the board of directors decided to restructure and focus the Company on the development of video compression technology products in the area of systems-level equipment for the professional market resulting in write-offs.

           The increase in the loss during the first six months from 1997 to 1998 was due in part to increases in the number of employees and to increases in all operating activities in 1998 as the Company geared up for the release and production of new products. Other major increases in expenses in 1998 included the costs to discontinue both Sierra Vista Entertainment and the Company's ASIC development effort, and the expenses related to the arrival and subsequent departure of the Company's new president.


  ------------------------------------------------------------------------

                            INNOVACOM, INC.
           (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 1998       By:  STANTON CREASEY
      ---------------            ---------------
                                 Stanton Creasey